Rubio's Baja Grill®

2001 Annual Report



taste.
true Baja.®

To Our Stockholders

Fiscal year 2001 was a transitional year for us at Rubio's Restaurants; a year of putting the building blocks in place to position us toward our goal of greatly improved performance in 2002. Although our financial performance in 2001 was less than we had hoped for with flat comparable sales and a decline in earnings, we took a number of major steps that we expect to improve sales and earnings. We believe that the results of these efforts will be evident in 2002.

Before we could address our sales issue we first had to understand the causes. We performed an analysis of our business through our guests' eyes by conducting a significant amount of consumer research. We identified the core strategic issues and have developed strategies and implemented market tests to address them. A key result of this effort involves upgrading the value and experience a guest receives at Rubio's Baja Grill, including:

- increasing the portion size of our menu items
- improving our packaging and plate presentation
- improving our salsa bar offerings

We are also considering adding several new items to the restaurants, items that guests have been asking for, such as black beans and a veggie burrito.

Another issue we identified was how we are positioned in the newly emerging fresh Mexican grill segment. Sales volumes in this segment are built around chicken and steak products, because people eat these products more often than they do seafood. We discovered that we don't fully receive credit for our great chicken and steak menu offerings. Many people believe that we are primarily a Mexican seafood place rather than a more mainstream Mexican food restaurant, and therefore don't think of us when it comes to the broader category of Mexican food. We're putting programs in place to broaden people's perception of our menu offerings, and thereby expect to increase our guests' frequency of visits to Rubio's.

This year we also took the very painful step of resolving the issue of disappointing sales in some of our out-of-state markets. In October of 2001, we closed 11 stores, primarily in Salt Lake City, Utah, Denver, Colorado and Las Vegas, Nevada. Until this point we had never closed a restaurant, and while this was a hard decision to make, we believed it was necessary to improve our financial strength. Closing these units allowed us to stop a significant drain on earnings. Each of the affected markets has profitable stores remaining that we currently intend to franchise to financially strong business people with a commitment to grow that market. It is our belief that, with the right owners who understand these specific markets, Rubio's can again grow and thrive in those markets. We also believe that we've uncovered the original issues that contributed to lower than expected sales in our out-of-state markets. These include how our concept is positioned and marketed to a new consumer group. When the time is right, we expect to once again continue growth outside the state of California.

In another significant development, we are in the process of producing a new store design. We believe the most successful fast/casual concepts are those that, along with superior food quality, manage to create a total experience for the guest through design, decor, uniforms, and service involving the whole consumer experience. We must create a unique experience so that when the guest walks through that door, they've left the parking lot and the sidewalk behind, and they've entered a world we've created just for them, a respite from their day's activities. Our new design is a genuine, authentic slice of Baja right inside the restaurant. Another big development is the addition of display cooking, where the guest will be able to see fresh steak, chicken, and Mahi Mahi being grilled in full view. Although we've featured grilled products for several years now, we don't get credit for it because it's done out of sight of the guest. We believe that displaying the grill will also promote the idea that we serve great chicken and steak, as well as seafood.

Turning to the cost side of our business, I am proud of the way we controlled cost during this challenging year. While we experienced lower food costs through most of the year, we were proactive in taking further steps to manage costs, including not only food but also labor and general and administrative costs as well. We now have a lean, efficient machine, and we believe that we are well positioned to reap the profit benefits of these measures in light of improving sales in 2002.

Finally, I want to add a personal note concerning the events of September 11th. All of us at Rubio's were deeply affected by the loss of one of our long-time employees, Mr. Timothy Ward, who was on board one of the planes that hit the World Trade Center. Tim was a valued member of the Rubio's family for more than 14 years, serving in our operations, training and most recently the information technology department. He had been with Rubio's since the opening of our second restaurant at San Diego State University, and was well known throughout our organization. I had the opportunity to work closely with Tim during the early years of Rubio's. He was not only a great asset to our company but also a truly kind and wonderful person. During these months since September 11th, the shock of that tragic day has perhaps worn off, but not our sadness over our loss. We still miss him greatly. Having been touched in this way, our thoughts and our prayers continue to go out to his family, and to all of those who suffered a loss on that day.

I truly believe that the work we've done this year to better understand the evolving nature of our business, and the strategies we are currently putting in place to address those issues will dramatically improve our sales and subsequently our earnings in 2002. As a stockholder, I look forward to sharing with you the successes that are expected to come our way.

Sincerely,

Ralph Rubio

Chairman, Chief Executive Officer, and President

As of March 8, 2002, we own and operate 137 high-quality, quick-service Mexican restaurants that offer traditional Mexican cuisine combined with fresh seafood indicative of the Baja region of Mexico. We were incorporated in California in 1985 and re-incorporated in Delaware in October 1997. We have a wholly-owned subsidiary, Rubio's Restaurants of Nevada, Inc., which was incorporated in Nevada in 1997. Our restaurants are located in California, Arizona, Nevada, Colorado and Utah. As of March 8, 2002, we had approximately 2,756 employees.

Rubio's Baja Grill Concept

The Rubio's Baja Grill concept successfully evolved from the original "Rubio's, Home of the Fish Taco" concept, which our co-founder Ralph Rubio first developed following his college spring break trips to the Baja peninsula of Mexico in the mid-1970s. Ralph opened the first Rubio's restaurant with his father, Rafael, over 19 years ago in the Mission Bay area of San Diego. Building on the success of our original "fish taco" concept, we later expanded our menu offerings and upgraded our store layout to appeal to a broader customer base. We believe the "Rubio's Baja Grill" concept is uniquely positioned between the quick-service and casual dining segments of the restaurant industry. The critical elements of our market positioning are as follows:

- **Distinctive, Fresh, High-Quality Food.** We seek to differentiate ourselves from other quick-service and fast food Mexican restaurants by offering high-quality products made-to-order using authentic regional Baja Mexican recipes. We have experienced a high degree of success to date developing distinctive and flavorful offerings that generate strong customer loyalty and are often described as "craveable." Our signature items include our Baja-style fish tacos as well as limited time promotions such as our lobster quesadilla, crab and shrimp enchilada and crispy shrimp taco. Our menu is served at both lunch and dinner. It features a variety of other freshly prepared items, including tacos and burritos made with chargrilled chicken, steak, shrimp, as well as grilled quesadillas. Freshly prepared salsas are offered at our complimentary salsa bar. Our menu also includes reduced fat "HealthMex" offerings and "Kid Pesky" meals designed for children.

- **Casual, Fun Dining Experience.** We strive to promote an enjoyable overall customer experience by creating a fun and relaxed setting in each of our restaurants. Unlike the generic decor of a typical fast food restaurant, our restaurants are designed to create an authentic personality capturing the relaxed, beach-like atmosphere of the Baja region of Mexico. Our design elements include colorful Mexican tiles, saltwater aquariums with tropical fish, Baja beach photos and tropical prints, surfboards on the walls and authentic palm-thatched patio umbrellas, or palapas, in most existing locations.

- **Excellent Dining Value.** Our restaurants offer guests high-quality food typically associated with sit-down, casual dining restaurants at prices generally lower than those at casual dining restaurants. In addition to favorable prices, we offer the convenience and rapid delivery of a traditional quick-service format. We provide guests a clean and comfortable environment in which to enjoy their meal on site. We also offer guests the convenience of take-out service. We believe the strong value we deliver to our customers is critical to building strong repeat business and customer loyalty.

Our Business Strategies

Our business objective is to become the leading high-quality, quick-service Mexican restaurant brand nationwide. In order to achieve our business objective, we have developed the following strategies:

- **Create a Distinctive Concept and Brand.** Our restaurants provide guests with a distinctive dining experience, which, we believe, helps promote frequent visiting patterns and strong customer loyalty. We continue to focus on several key initiatives designed to enhance the performance of our existing restaurants and strengthen our brand identity. These initiatives include developing and expanding proprietary menu offerings such as the Baja-style fish taco, lobster burrito and "Baja Bowl," a flavorful combination of chargilled steak or chicken served over rice and beans with fresh tomatoes, onions and cilantro. In addition, we are in the process of producing a new store design to create a total experience for the guest through design, decor, uniforms and service. We focus on promoting the awareness of our brand through comprehensive regional and local media campaigns.

- **Achieve Attractive Restaurant-Level Economics.** We believe that we have been able to achieve attractive operating results in our core markets due to the appeal of our concept, careful site selection and cost-effective development, consistent application of our management and training programs and favorable product costs. We utilize centralized information and accounting systems, which allow our management to monitor and control labor, food and other direct operating expenses, and provide them with timely access to financial and operating data. We believe we achieve a lower-than-average product cost compared to our competitors, due to the popularity of our fish items versus high-cost items such as chicken and steak. We also believe that our culture and emphasis on training leads to a lower employee turnover ratio, and therefore higher productivity, compared to industry averages.

◦ **Focus on Building Sales at Existing Restaurants.** We believe that the Company has an opportunity to improve earnings by increasing sales at restaurants that are already open. We have conducted extensive marketing research to understand our markets, guests and competition in order to continually refine our product offerings and marketing tactics. We currently have several projects underway that include development of new menu offerings, larger portions, upgraded packaging, increased offerings on the salsa bar, and an updated interior design in both our new and existing restaurants.

◦ **Ensure High-Quality Guest Experience.** We strive to provide a consistent, high-quality guest experience in order to generate frequent visiting patterns and brand loyalty. To achieve this goal, we focus on creating a fun, team-like culture for our restaurant employees, which we believe fosters a friendly and inviting atmosphere for our guests. Through extensive training, experienced restaurant-level management and rigorous operational controls, we seek to ensure prompt, friendly and efficient service to our guests. Our commitment to making each guest's experience a consistently positive one is evidenced by Rubio's list of "House Rules," which is prominently displayed in each restaurant and defines the high level of quality and service our guests can expect from us. Overall, we design our concept to appeal to a broad variety of guests, including families, and believe the cleanliness of our facilities provides an additional advantage over many of our competitors.

◦ **Execute Disciplined Expansion Strategy.** We believe that our restaurant concept has significant opportunities for expansion and that a growth strategy balancing company owned unit growth with franchise unit growth will allow us to grow the brand in a high quality manner. Our current expansion plan calls for us to open approximately eight company owned restaurants and our franchisees to open two restaurants in fiscal 2002. Through our rigorous site selection process and criteria developed by our real estate committee, we principally target high-traffic, high-visibility locations in urban and suburban markets with medium to high family income levels.

Unit Economics

In 2001, the 115 units open the entire year generated on a per unit basis average sales of $875,000, average operating income of $114,000, or 13.0% of sales, and average cash flow of $150,000, or 17.1% of sales. Comparable restaurant sales decreased 0.3% in 2001 following increases of 0.6% in 2000, 6.0% in 1999 and a 10.4% in 1998.

We currently have 31 units open outside of California. As of year-end 2001, 24 of these units have over 12 months of operating results. In 2001, the 24 units open outside of California for more than 12 months generated average sales of $751,000, average operating income of $60,000, or 7.9% of sales, and average cash flow of $94,000 or 12.5% of sales. During 2001, we closed 11 under performing locations, of which 10 were located outside of California.

These results are not necessarily indicative of the results we will obtain in connection with the other units currently open, or those we may open in the future.

We currently lease all of our restaurant locations with the exception of one owned building. We plan to continue to lease substantially all of our future restaurant locations in order to minimize the cash investment associated with each unit. Our site selection strategy is to locate our restaurants in high-profile, high-traffic locations, preferably on an end-cap location in line with other retail properties.

Historically, the size of our restaurants has generally ranged from 1,800 to 3,300 square feet, excluding our smaller, food court locations. We expect the size of our future sites to range from 2,000 to 2,400 square feet. We intend to continue to develop restaurants that will require, on average, a total cash investment of approximately $400,000 to $475,000, excluding pre-opening expenses between $19,000 and $25,000 per unit.

Menu

Our menu features made-to-order burritos, soft-shell tacos, and quesadillas made with marinated, chargrilled chicken breast and lean steak, as well as seafood indicative of the Baja region of Mexico, such as chargrilled Mahi Mahi, sautéed shrimp and our signature Baja-style fish taco. Side items including our chips, beans and rice are all made fresh daily. Other ingredients, such as our fresh, hand-made guacamole, shredded natural cheeses and our zesty chipotle sauce, also contribute to our quality image and distinctive flavor profiles. We also offer a self-serve salsa bar where guests can choose from three different salsas made fresh every day at each restaurant. Our prices range from $1.89 for a Baja-style fish taco to $6.29 for a Lobster Combo, which includes a lobster burrito, fish taco, chips and beans. Most units also offer a selection of imported Mexican and domestic beers.

To provide added variety, from time to time we introduce limited time offerings such as our lobster burrito, crispy shrimp taco, and shrimp and crab enchiladas. Some of these items have been permanently added to the menu, such as the lobster burrito.

Substantially all of our units include a HealthMex section on their menu and Kid Pesky meals designed for children. Our HealthMex items are designed to have less than 20% of their calories from fat, and include a chargrilled Mahi Mahi taco or a chargrilled chicken burrito served on a whole wheat tortilla.

The Kid Pesky meals consist of a choice of a fish taco, chicken taquitos, quesadilla or a bean burrito, along with a side dish, drink, churro dessert and toy surprise.

Decor and Atmosphere

We believe that the decor and atmosphere of our restaurants is a critical factor in our guests' overall dining experience. We strive to create the relaxed, casual environment that is reminiscent of the Baja region of Mexico. Our design elements include colorful Mexican tiles, saltwater aquariums with tropical fish, Baja beach photos and tropical prints, surfboards on the walls and authentic palm-thatched patio umbrellas, or palapas, in most existing locations. We believe the decor and atmosphere of our restaurants appeal to a broad variety of consumers, including families. We are in the process of producing a new store design to create a total experience for the guest through design, decor, uniforms and service.

Marketing

We use broadcast advertising as a marketing tool to increase our brand awareness, attract new guests and build customer loyalty. Our advertising is designed to portray ourselves as a high-quality, quick-service Mexican food restaurant and to promote special offers to increase sales. Examples of these offers include limited-time-only product introductions, such as our crab and shrimp enchiladas, as well as price promotions, such as our 99-cent fish taco special. Media used for these promotions include television, radio, coupons and in-store merchandising materials. We believe word-of-mouth advertising is also a key component in attracting new guests.

As part of our expansion strategy, we select target markets which we believe will support multiple units and the efficient use of broadcast advertising. Upon entry into each new market, we also hire local public relations firms to help establish brand awareness for our restaurants as we build toward media efficiency. In 2001, we spent approximately $4.4 million on marketing. We expect our marketing expenditures to increase as we add new restaurants.

Trademarks and Service Marks

We have registered a total of four trademarks and 12 service marks including, but not limited to, "Rubio's," "Rubio's Baja Grill, Home of the Fish Taco," "Home of the Fish Taco," "HealthMex," "Pesky," "Baja Grill," "Best of Baja," "Discover the Taste of True Baja," "Discover the True Taste of Baja," "Discover True Baja," "Mas Food, Less Dinero," "Nachos Not So Grande" and "True Baja" with the United States Patents and Trademark Office. We believe that the trademarks, service marks and other proprietary rights have significant value and are important to the marketing of our restaurant concept.

Selected Financial Data

Our fiscal year is 52 or 53 weeks, ending the Sunday closest to December 31. Fiscal year 2001 and fiscal years 1997 through 1999 include 52 weeks. Fiscal year 2000 includes 53 weeks.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes included on pages 13 through 29 of this annual report and with Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 5 of this annual report. These historical results are not necessarily indicative of the results to be expected in the future.

(In thousands, except per share data)

	Fiscal Years				
	2001	2000	1999	1998	1997
Consolidated Statement of Operations Data:					
Restaurant sales	$112,728	$ 95,583	$ 67,745	$ 44,586	$ 29,648
Franchise and licensing revenue	211	150	109	113	56
Total revenue	112,939	95,733	67,854	44,699	29,704
Costs and expenses:					
Cost of sales	31,368	28,348	19,976	13,074	8,659
Restaurant labor, occupancy and other	64,682	50,886	34,197	22,708	15,687
General and administrative expenses	10,316	10,281	7,755	6,056	4,205
Depreciation and amortization	5,124	4,296	2,993	1,946	1,259
Pre-opening expenses	412	758	662	319	271
Asset impairment and store closure expense	11,429	2,237	—	—	387
Loss on disposal/sale of property	102	27	4	5	56
Operating (loss) income	(10,494)	(1,100)	2,267	591	(820)
Other income (expense), net	170	708	501	258	(81)
(Loss) income before income taxes	(10,324)	(392)	2,768	849	(901)
Income tax benefit (expense)	3,867	161	(1,117)	66	(99)
Net (loss) income	$ (6,457)	$ (231)	$ 1,651	$ 915	$ (1,000)
Net (loss) income attributable to common stockholders	$ (6,457)	$ (231)	$ 1,513	$ 568	$ (1,095)
Net (loss) income per share					
Basic	$ (0.72)	$ (0.03)	$ 0.26	$ 0.55	$ (1.08)
Diluted	(0.72)	(0.03)	0.20	0.14	(1.08)
Shares used in computing net (loss) income per share					
Basic	8,920	8,883	5,741	1,033	1,010
Diluted	8,920	8,883	8,094	6,418	1,010

	Fiscal Years				
	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 4,710	$ 1,311	$ 3,459	$ 786	$ 866
Total assets	50,649	52,267	50,038	25,751	23,054
Long-term debt, including current portion	1,000	—	—	1,856	2,562
Redeemable convertible preferred stock	—	—	—	17,695	17,003
Total stockholders' equity	36,624	42,956	43,122	196	(141)

Please see the consolidated financial statements and related notes appearing on pages 13 through 29 in this report for the determination of number of shares used in computing basic and diluted net (loss) income per share.

Net (loss) income attributable to common stockholders includes the effect of the accretion on the redeemable convertible preferred stock which (increases) reduces net (loss) income attributable to common stockholders for the related periods. Net income attributable to common stockholders for the fiscal years 1998 and 1999 diluted earnings per share calculation is $915,000 and $1,651,000, respectively. The difference from the basic calculation is due to the reversal of the accretion on the redeemable convertible preferred stock as such stock is assumed to be converted to common stock for purposes of the diluted calculation.

Net income for fiscal year 1998 was favorably impacted by the reversal of a $452,000 deferred tax asset allowance that was previously provided for in fiscal year 1997. We eliminated the valuation allowance in 1998 due to our belief that current year activity made realization of such benefit more likely than not.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this report. See "Forward-Looking Statements" regarding certain factors known to us that could cause reported financial information not to be necessarily indicative of future results.

Overview

We opened our first restaurant under the name "Rubio's, Home of the Fish Taco" in 1983. We position our restaurants in the high quality, quick-service Mexican food segment of the restaurant industry. Our business strategy is to become the leading brand in this industry segment nationwide.

Rubio's Restaurants, Inc. was incorporated in California in 1985 and reincorporated in Delaware in 1997. In May 1999, we completed our initial public offering. In 2000, as part of our expansion strategy, we initiated a franchising program. We have two signed franchise agreements as of March 2002, representing commitments to open 14 units, two of which were open as of March 2002. We opened 19 stores and closed 11 underperforming stores in 2001. Our current expansion plan calls for us to open approximately eight company-owned restaurants and our franchisees to open two restaurants in fiscal 2002.

As a result of our expansion, period-to-period comparisons of our financial results may not be meaningful. When a new unit opens, it will typically incur higher than normal levels of food and labor costs until new personnel gain experience. Hourly labor schedules are gradually adjusted downward during the first three months of a restaurant opening, in order to reach operating efficiencies similar to those at established units. In calculating our comparable restaurant base, we introduce a restaurant into our comparable restaurant base once it has been in operation for 15 calendar months.

Revenues represent gross restaurant sales less coupons and other discounts and includes franchise and licensing revenue. Cost of sales is composed of food, beverage, and paper supply expense. Components of restaurant labor, occupancy and other expenses include direct hourly and management wages, bonuses, fringe benefit costs, rent and other occupancy costs, advertising and promotion, operating supplies, utilities, maintenance and repairs, and other operating expenses.

General and administrative expenses include all corporate and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include management, supervisory and staff salaries and employee benefits, travel, information systems, training, corporate rent and professional and consulting fees and includes franchise expense for 2001 and 2000.

Pre-opening expenses, which are expensed as incurred, consist of the costs of hiring and training the initial workforce, travel, the cost of food used in training, the cost of the initial stocking of operating supplies and other direct costs related to opening.

Critical Accounting Policies

In December 2001 and January 2002, the SEC issued statements regarding disclosure by companies within their management's discussion and analysis of financial condition and results of operations for 2001. In those statements, the SEC encouraged companies to identify critical accounting policies in their 2001 annual reports on Form 10-K. Critical accounting policies are those that are most important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Note 1 to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a review of the more critical accounting policies and methods used by us:

Asset Impairment and Store Closure Expense — We periodically assess our ability to recover the carrying value of our long-lived assets. If we conclude that the carrying value will not be recovered based on expected future cash flows, an impairment write-down is recorded to reduce the asset to its estimated fair value. Impairment is reviewed at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. In our circumstances, such analysis is performed on an individual restaurant basis. The impairment charge is the difference between the carrying value and the estimated fair value of the assets (for assets to be held and used) and fair value less cost to sell (for assets to be disposed of).

We make decisions to close stores based on our cash flows and anticipated future profitability. We record losses associated with the closure of restaurants in the same quarter that the decision to close these restaurants is made. These store closure charges primarily represent a liability for the future lease obligations after the expected closure dates, net of estimated sublease income, if any.

Asset impairment and store closure expense are estimates that we have recorded based on reasonable assumptions related to these restaurant locations at this point in time. The conditions regarding these locations may change in the future and could be materially affected by factors such as our ability to maintain or improve sales levels, our ability to secure subleases, our success at negotiating early termination agreements with lessors, the general health of the economy and resultant demand for commercial property. Amounts recorded may not be sufficient and adjustments may be necessary.

Revenue Recognition — Revenue recognition consists of the following:

Restaurant sales: Revenues from the operation of Company-owned restaurants are recognized when sales occur.

Franchise revenue: Franchise revenue is comprised of 1) area development fees, 2) new store opening fees, 3) royalties and 4) information technology help desk fees. All fees received from franchised operations are included in revenue as earned. Area development fees are recognized as revenue on the occurrence of certain deliverables: 1) 50% at the time an initial comprehensive analysis of the entire market is delivered to the franchisee and 2) 50% ratably recognized as an updated analysis per restaurant site is delivered. New store opening fees are recognized as revenue in the month a franchisee location opens. Royalties from franchised restaurants are recorded in revenue as earned. Information technology help desk fees are collected annually and are recorded ratably into revenue.

Stock-Based Compensation — We follow Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

Deferred charges for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest and are included in deferred compensation in the financial statements.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results of using SFAS No. 123 is included in the Notes to the Consolidated Financial Statements, which begin on page 18 of this annual report.

Results of Operations

All comparisons under this heading between 2001, 2000 and 1999 refer to the 52-week period ended December 30, 2001, the 53-week period ended December 31, 2000, and the 52-week period ended December 26, 1999, respectively, unless otherwise indicated.

Our operating results, expressed as a percentage of sales, were as follows:

	Fiscal Years		
	2001	2000	1999
Revenue (1)	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	27.8	29.6	29.4
Restaurant labor, occupancy and other	57.3	53.2	50.4
General and administrative expenses (2)	9.1	10.7	11.4
Depreciation and amortization	4.5	4.5	4.4
Pre-opening expenses	0.4	0.8	1.0
Asset impairment and store closure expense	10.1	2.3	—
Loss on disposal/sale of property	0.1	—	—
Operating (loss) income	(9.3)	(1.1)	3.4
Other income (expense):			
Interest income, net	0.2	0.7	0.7
(Loss) income before income taxes	(9.1)	(0.4)	4.1
Income tax benefit (expense)	3.4	0.2	(1.7)
Net (loss) income	(5.7)%	(0.2)%	2.4%

1) Includes $211,000 and $109,000 in franchise and licensing revenue for the 52 weeks ended December 30, 2001 and December 26, 1999, respectively, and $150,000 in franchise and licensing revenue for the 53 weeks ended December 31, 2000.

2) Includes $361,000 and $0 in franchise expense for the 52 weeks ended December 30, 2001 and December 26, 1999, respectively, and $346,000 in franchise expense for the 53 weeks ended December 31, 2000.

52 Weeks Ended December 30, 2001 Compared to the 53 Weeks Ended December 31, 2000

Results of operations reflect 52 weeks of operations for 115 restaurants, and partial period operations for 30 restaurants for the 52 weeks ended December 30, 2001. Results of operations reflect 53 weeks of operations for 90 restaurants and a partial period of operations for 36 restaurants for the 53 weeks ended December 31, 2000.

Revenue

Revenue increased $17.2 million or 18.0%, to $112.9 million for the 52 weeks ended December 30, 2001 from $95.7 million for the 53 weeks ended December 31, 2000. The increase in 2001 was due in part to $11.4 million in sales generated by a full year of operations from units opened in 1999 and 2000 that were not in our comparable unit base yet, combined with the $7.8 million from the 19 units opened in 2001. Revenues were negatively impacted by the closure of 11 under-performing restaurants on October 30, 2001. Ten of these 11 restaurants had opened prior to 2001 and one restaurant had opened in January 2001. Also negatively impacting the year over year revenue comparison was the 53rd week of sales in 2000, which generated an additional $1.7 million in revenue in 2000. Total sales from all units that comprise our comparable base decreased $0.3 million (52 weeks vs. 52 week basis), or 0.3%. Units enter the comparable store base after 15 full months of operation. The decrease in comparable store sales was primarily due to a 4.4% decrease in transactions due to the limited success of promotional efforts in fiscal 2001, offset by a 4.3% increase in the average check amount.

Cost of Sales

Cost of sales as a percentage of revenue decreased to 27.8% in the 52 weeks ended December 30, 2001 from 29.6% in the 53 weeks ended December 31, 2000. This decrease was primarily due to a 4.5% price increase taken at the beginning of 2001, a focus on proper portioning in the production of menu items, and favorable commodity costs in 2001 compared to 2000.

Restaurant Labor, Occupancy and Other

Restaurant labor, occupancy, and other increased as a percentage of revenue to 57.3% for the 52 weeks ended December 30, 2001 from 53.2% in the 53 weeks ended December 31, 2000. The increase as a percentage of revenue is due in part to an increase in labor and related costs of 2.2%. These labor and related cost increases were primarily due to higher workers compensation costs in California, an increase in the minimum wage in California from $5.75 to $6.25 at the beginning of 2001 and overall wage inflation. One of the factors that offset the labor cost increases was the closure of 11 under performing restaurants in October 2001. The Company believes that a greater reduction to overall labor cost will occur in 2002 as a result of the closure of these 11 stores and one additional closed store in January 2002. Of the increase in restaurant labor, occupancy and other costs, 1.0% was due to higher rent and common area maintenance charges, which resulted from a greater mix of stores opened in higher rent shopping malls. Also impacting rent and common area maintenance costs were lower average unit revenue volumes, which creates higher occupancy costs as a percentage of revenue since these costs are fixed. Of the increase in restaurant labor, occupancy and other costs, 0.5% was due to higher advertising costs as the Company conducted additional research in 2001 to identify key issues to improve revenue. Another significant area contributing to the increase in this category was a 0.4% increase in utility costs due to the higher electricity and natural gas prices during parts of 2001 in California. On January 1, 2002, the California minimum wage increased from $6.25 to $6.75. This increase may have a material impact on our results in fiscal year 2002.

General and Administrative Expenses

General and administrative expenses were $10.3 million for both the 52 weeks ended December 30, 2001 and the 53 weeks ended December 31, 2000. Increased legal costs and bonuses for our field operations group were offset by lower recruiting fees and training wages in 2001. The increased legal fees primarily related to class action complaints filed against the Company by former employees. These suits involve the issue of whether certain employees and former employees in the assistant and general manager positions who worked in the California restaurants were misclassified as exempt and deprived of overtime pay. The lower recruiting and training costs resulted from less employee turnover in the restaurants. General and administrative expenses decreased as a percentage of revenue to 9.1% in 2001 from 10.7% in 2000, primarily due to our expanding revenue base.

Depreciation and Amortization

Depreciation and amortization expenses increased to $5.1 million in the 52 weeks ended December 30, 2001 from $4.3 million in the 53 weeks ended December 31, 2000. The $0.8 million increase was primarily due to the additional depreciation on the 19 new units opened during 2001 and the 36 new units opened during 2000, offset by decreased depreciation as a result of store closures and asset impairments taken in September 2001 and asset impairments taken in December 2000 as well. As a percentage of sales, depreciation and amortization remained constant at 4.5% in both 2001 and 2000.

Pre-Opening Expenses

Pre-opening expenses decreased to $412,000 for the 52 weeks ended December 30, 2001 from $758,000 for the 53 weeks ended December 31, 2000 primarily due to the decrease in unit openings to 19 in 2001 compared to 36 in 2000. The average pre-opening cost per new unit opening year over year remained approximately the same at $22,000 per unit.

Asset Impairment and Store Closure Expense

In 2001, we recorded a $6.6 million charge related to the impairment of a select number of under-performing restaurants as required under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Additionally, we incurred $4.8 million in store closure expense related to the closure or pending closure of under-performing restaurants. These special charges, which consisted primarily of lease reserves and de-identification costs, were as follows: 1) a $3.2 million reserve for closed stores in 2001, 2) $1.1 million reserve for stores to be closed and 3) $0.5 million in reserves for severance and other closed store related charges. Eleven stores were closed in October 2001, one was closed in February 2002, and the remaining two will close over the next 15 months, depending on lease restriction issues. As of March 8, 2002, two of the underlying leases related to the closed stores had been terminated with lease buyouts and one other lease is under contract to be subleased without recourse to the Company.

In 2000, we recorded a $2.2 million charge related to the impairment of a select number of under-performing restaurants.

Loss on Disposal/Sale of Property

Loss on asset disposals was $102,000 in 2001 compared to $27,000 in 2000. The higher loss in 2001 primarily relates to the write-off of obsolete neon signs and decor packages that had been purchased in advance and included in property.

Interest Income, Net

Net interest income decreased to $170,000 for the 52 weeks ended December 30, 2001 from $708,000 in net interest income for the 53 weeks ended December 31, 2000. Interest income decreased to $281,000 for the 52 weeks ended December 30, 2001 from $824,000 for the 53 weeks ended December 31, 2000. The decrease is primarily due to lower average cash balances as we used cash to open 36 restaurants in 2000 and 19 restaurants in 2001. In addition, the average interest rate earned on our cash decreased due to the declining interest rate environment. Interest expense remained fairly steady at $111,000 in 2001 and $116,000 in 2000.

Income Taxes

The provision for income taxes for the 52 weeks ended December 30, 2001 and 53 weeks ended December 31, 2000 is based on the approximate annual effective tax rate applied to the respective period's pre-tax book loss. The 37.5% tax benefit applied to 2001 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax loss of $10.3 million for 2001. The 41.1% tax benefit applied to 2000 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax loss of $392,000 for 2000.

53 Weeks Ended December 31, 2000 Compared to the 52 Weeks Ended December 26, 1999

Results of operations reflect 53 weeks of operations for 90 restaurants and partial period operations for 36 restaurants for the 53 weeks ended December 31, 2000. Results of operations reflect 52 weeks of operations for 59 restaurants and a partial period of operations for 31 restaurants for the 52 weeks ended December 26, 1999.

Revenue

Revenue increased $27.8 million or 41.1%, to $95.7 million for the 53 weeks ended December 31, 2000 from $67.9 million for the 52 weeks ended December 26, 1999. The increase in 2000 included restaurant sales of approximately $1.7 million for the additional week. The increase was also due in part to $11.3 million in sales generated by a full year of operations from units opened in 1998 and 1999 that were not in our comparable unit base yet, combined with the $14.8 million from the 36 units opened in 2000. In addition, total revenue from all units that comprise our comparable base increased $1.6 million (53 weeks vs. 52 week basis). Comparable unit sales on a 53 week vs. 53 week basis were up $363,000, or 0.6%. Units enter the comparable store base after 15 full months of operation. The positive increase in comparable store sales was due to a 2.4% increase in the average check amount, offset by a 1.8% decrease in transactions due to the limited success of promotional efforts in fiscal 2000.

Cost of Sales

Cost of sales as a percentage of revenue increased to 29.6% in the 53 weeks ended December 31, 2000 from 29.4% in the 52 weeks ended December 26, 1999 primarily due to inefficiencies in our new markets and higher costs incurred relating to certain menu changes made in July 2000.

Restaurant Labor, Occupancy and Other

Restaurant labor, occupancy, and other increased as a percentage of revenue to 53.2% for the 53 weeks ended December 31, 2000 from 50.4% in the 52 weeks ended December 26, 1999. The increase as a percentage of revenue is due in part to an increase in total direct labor of 1.3%. These labor increases were due to expected inefficiencies in the new stores, increasing mix of stores located in newer markets that have on average lower initial annual sales volumes than our mature markets and overall wage inflation. In addition, we experienced one-time training costs related to our new menu board and burrito enhancement rollout of approximately $191,000. The menu board rollout was completed in the third quarter of fiscal 2000. Another factor causing this increase was the higher electricity costs in the San Diego area. Utility costs increased 0.3% from the prior year. The other areas contributing to the increase were occupancy (0.6%, due to opening restaurants in higher profile areas), advertising (0.2%), labor related (0.2%) and in repairs (0.2%). A substantial number of our employees are subject to various minimum wage requirements. Many of our employees work in restaurants located in California and receive salaries equal to or slightly greater than the California minimum wage. On January 1, 2001, the California minimum wage was increased to $6.25 per hour from $5.75.

General and Administrative Expenses

General and administrative expenses increased to $10.3 million for the 53 weeks ended December 31, 2000 from $7.8 million for the 52 weeks ended December 26, 1999. The increase was primarily due to increases in salary and benefits related to the hiring of additional corporate employees and field management and other corporate level expenses required to support and manage unit and franchise expansion. General and administrative expenses decreased as a percentage of sales to 10.7% in 2000 from 11.4% in 1999 primarily due to our expanding revenue base.

Depreciation and Amortization

Depreciation and amortization expenses increased to $4.3 million in the 53 weeks ended December 31, 2000 from $3.0 million in the 52 weeks ended December 26, 1999. The $1.3 million increase was primarily due to the additional depreciation on the 36 new units opened during 2000 and the 31 new units opened during 1999. As a percentage of sales, depreciation and amortization increased to 4.5% in 2000 versus 4.4% in 1999.

Pre-Opening Expenses

Pre-opening expenses increased to $758,000 for the 53 weeks ended December 31, 2000 from $662,000 for the 52 weeks ended December 26, 1999 primarily due to the increase in unit openings to 36 in 2000 compared to 31 in 1999. The average pre-opening cost per new unit opening year over year remained approximately the same at $21,000 per unit.

Asset Impairment

In 2000, we recorded a $2.2 million charge related to the impairment of a select number of under-performing restaurants as required under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." There was no impairment expense recorded in 1999.

Interest Income, Net

Net interest income increased to $708,000 for the 53 weeks ended December 31, 2000 from $501,000 in net interest income for the 52 weeks ended December 26, 1999. Interest income increased to $824,000 for the 53 weeks ended December 31, 2000 from $654,000 for the 52 weeks ended December 26, 1999. The increase is primarily due to realizing a full twelve months of additional cash available for investing in fiscal 2000 after our initial public offering, which was completed in May 1999. In addition, interest expense declined to $116,000 in 2000 from $153,000 in 1999. This decrease is primarily due to the repayment of all long-term debt in 1999 with the proceeds from our initial public offering.

Income Taxes

The provision for income taxes for the 53 weeks ended December 31, 2000 and 52 weeks ended December 26, 1999 is based on the approximate annual effective tax rate applied to the respective period's pre-tax book (loss) income. The 41.1% tax benefit applied to 2000 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax loss of $392,000 for 2000. The 40.3% tax rate applied to 1999 comprises the federal and state statutory rates based on the annual effective rate on pre-tax income of $2,768,000 for 1999.

Seasonality

Historically, we have experienced seasonal variability in our quarterly operating results with higher sales per restaurant in the second and third quarters than in the first and fourth quarters. The higher sales in the second and third quarters affect profitability by reducing the impact of our restaurants' fixed and semi-fixed costs, as well as through increased revenues. This seasonal impact on our operating results is expected to continue.

Inflation

Components of our operations subject to inflation include food, beverage, lease, utility, labor, and insurance costs. Our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are subject to inflationary increases. We believe inflation with respect to workers' compensation insurance and utility expense has had a material impact on our results of operations in 2001 and 2000.

Liquidity and Capital Resources

We have funded our capital requirements in recent years through public sale of equity securities, private placement of preferred stock, bank debt, and cash flow from operations. We generated $6.2 million in cash flow from operating activities for the 52 weeks ended December 30, 2001 and $6.2 million for the 53 weeks ended December 31, 2000.

Net cash used in investing activities was $3.8 million for the 52 weeks ended December 30, 2001 compared to $8.4 million for the 53 weeks ended December 31, 2000. The $4.6 million net decrease in cash used was primarily due to a net $6.7 million decrease in capital expenditures offset by an approximate $2.1 decrease in net investment activity.

Net cash provided by financing activities was $1.0 million for the 52 weeks ended December 30, 2001 compared to net cash generated from financing activities of $35,000 for the 53 weeks ended December 31, 2000. Financing activities in 2001 primarily consisted of proceeds from line of credit borrowings of $1.0 million. Financing activities in 2000 primarily consisted of proceeds from exercises of common stock options, which generated $37,000.

We have a $12.0 million revolving line of credit agreement with a financial institution that matures July 2004. As of December 30, 2001 there was $1.0 million borrowed against the line and another $565,000 utilized for a standby letter of credit related to our workers' compensation policy. Interest on the revolving line of credit is calculated on the lower of either a bank reference rate plus 1% – 2%, or on an adjusted London Interbank Offered Rate plus 2.5% – 3.5%, per annum (6.22% at December 30, 2001). Effective December 30, 2001, we amended our credit line agreement because we did not meet one of the financial covenants specified under its terms. The amended agreement, among other things, requires us to pay an increased unused commitment fee. The amendment provided for the Company to be in compliance with all covenants of the credit agreement as of December 30, 2001.

Our funds were principally used for the development and opening of new units. We incurred $10.5 million in capital expenditures during the 52 weeks ended December 30, 2001, of which, $7.4 million was for newly opened units, $0.7 million for future openings, $1.5 million for menu board upgrades, remodels and point of sale system upgrades, $0.7 million for existing locations and $0.2 million for corporate and information technology expenditures. We incurred $16.6 million in capital expenditures during the 53 weeks ended December 31, 2000, of which, $12.9 million was for newly opened units, $1.0 million for future openings, $1.0 million for menu board upgrades, remodels and point of sale system upgrades, $0.9 million for existing locations and $0.8 million for corporate and information technology expenditures.

We currently expect total capital expenditures in 2002 to be approximately $4.2 million, of which approximately $3.4 million is forecasted for the opening of new restaurants. We currently plan to open approximately eight units in 2002. We currently expect that future locations will generally cost between $400,000 and $475,000 per unit, net of landlord allowances and excluding pre-opening expenses. Some units may exceed this range due to the area in which they are built and the specific requirements of the project. Pre-opening expenses are expected to average between $19,000 and $25,000 per restaurant.

The Company is undertaking a number of projects in 2002 designed to potentially improve sales. Certain of these projects, including proposed new store design, a potential store remodel program, signage changes, and menu related changes could require a significant amount of capital. The Company is unable to estimate the capital requirements for these projects until certain project tests are complete and rollout schedules are determined.

We lease restaurant and office facilities and real property under operating leases expiring through 2016. We have leased all of our facilities, except for one building, to minimize the cash investment associated with each unit. Most of our leases are for 10-year terms and include options to extend the terms. The majority of our leases also include fixed rate and percentage-of-sales rent provisions. Our future minimum lease payments for our headquarters and restaurants are expected to be as follows: $10.3 million in 2002, $10.6 million 2003, $10.6 million in 2004, $10.4 million in 2005, $9.6 million in 2006 and $30.4 million thereafter.

We believe that the anticipated cash flow from operations combined with funds currently anticipated to be available from our $12.0 million credit facility and our cash and investments balance of $6.4 million as of December 30, 2001 will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. For additional information regarding our credit facility, see Note 4 of our Notes to Consolidated Financial Statements on page 20 of this report. Changes in our operating plans, changes in our expansion plans, lower than anticipated sales, our ability to meet the financial covenants of our credit facility, increased expenses, potential acquisitions or other events may cause us to seek additional or alternative financing sooner than anticipated. Additional or alternative financing may not be available on acceptable terms, or at all. Failure to obtain additional or alternative financing as needed could have a material adverse effect on our business and results of operations.

Impact of Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not yet determined the impact, if any, that this statement will have on its financial statements.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company believes the initial adoption of SFAS No. 142 will have no effect on its financial statements.

Also in June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations." SFAS No. 141 allows only the purchase method of accounting to be used for business combinations that occur after June 30, 2001. At present, the Company has not entered into any business combinations and therefore, the adoption of SFAS No. 141 will have no effect on the Company's financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk exposures are related to our cash, cash equivalents and investments. We invest our excess cash in highly liquid short-term investments primarily with maturities of less than one year. The portfolio consists primarily of tax-free municipals, corporate bonds, municipal bonds and mortgage and asset-backed securities. As of December 30, 2001, we have $367,000 in investments that have maturities in excess of one year. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. Due to the types of investment and debt instruments we have, a 10% change in period-end interest rates or a hypothetical 100 basis point adverse move in interest rates would not have a material negative affect on our financial results.

As of December 30, 2001, we had available $10.4 million of a total $12.0 million revolving line of credit with a maturity date of July 2004. As of December 30, 2001, we have $1.0 million borrowed against this facility and $0.6 million assigned to a standby letter of credit related to our workers' compensation insurance policy that matures in October 2002. Interest on the revolving line of credit is calculated on the lower of either a bank reference rate plus 1%–2%, or on an adjusted London Interbank Offered Rate plus 2.5%–3.5%, per annum (6.22% at December 30, 2001). We also pay a commitment fee on the unused portion of the line of credit. Should we make additional draws on this line in the future, changes in interest rates would affect the interest expense on these loans and, therefore, impact our cash flows and results of operations.

Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. In an effort to control some of this risk, we have entered into some fixed price purchase commitments with terms of less than a year. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

To the Board of Directors and Stockholders of
Rubio's Restaurants, Inc.:

We have audited the accompanying consolidated balance sheets of Rubio's Restaurants, Inc. and subsidiary (the "Company") as of December 30, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and of cash flows for each of the three years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rubio's Restaurants, Inc. and subsidiary as of December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Diego, California
March 13, 2002

Rubio's Restaurants, Inc.
Consolidated Balance Sheets

(In thousands, except share data)

	December 30, 2001	December 31, 2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 4,710	$ 1,311
Short-term investments	1,302	6,809
Income taxes receivable	798	288
Other receivables	673	1,138
Inventory	1,453	2,020
Prepaid expenses	736	581
Total current assets	9,672	12,147
Investments	367	908
Property – net	35,911	37,917
Other Assets	353	426
Deferred Income Taxes	4,346	869
TOTAL	$ 50,649	$ 52,267
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 3,005	$ 4,328
Accrued expenses and other liabilities	3,634	3,359
Store closure reserve	1,496	—
Line of credit	1,000	—
Deferred income taxes	214	6
Total current liabilities	9,349	7,693
Store Closure Reserve	2,981	—
Deferred Rent	1,608	1,518
Deferred Franchise Revenue	87	100
Total liabilities	14,025	9,311
Commitments and Contingencies (Note 5)		
Stockholders' Equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 75,000,000 shares authorized, 8,922,786 issued and outstanding in 2001, and 8,894,440 issued and outstanding in 2000	9	9
Paid-in capital	41,441	41,394
Deferred compensation	217	137
Accumulated other comprehensive income	6	8
(Accumulated deficit) retained earnings	(5,049)	1,408
Total stockholders' equity	36,624	42,956
TOTAL	$ 50,649	$ 52,267

See Notes to Consolidated Financial Statements

Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 30, 2001	Years Ended December 31, 2000	Years Ended December 26, 1999
Revenue:			
Restaurant sales	$ 112,728	$ 95,583	$ 67,745
Franchise and licensing revenue	211	150	109
Total Revenue	112,939	95,733	67,854
Costs and Expenses:			
Cost of sales	31,368	28,348	19,976
Restaurant labor, occupancy and other	64,682	50,886	34,197
General and administrative expenses	10,316	10,281	7,755
Depreciation and amortization	5,124	4,296	2,993
Pre-opening expenses	412	758	662
Asset impairment and store closure expense	11,429	2,237	—
Loss on disposal/sale of property	102	27	4
Total Costs and Expenses	123,433	96,833	65,587
Operating (Loss) Income	(10,494)	(1,100)	2,267
Other Income (Expense):			
Interest and investment income	281	824	654
Interest expense	(111)	(116)	(153)
Other income – net	170	708	501
(Loss) Income Before Income Taxes	(10,324)	(392)	2,768
Income Tax Benefit (Expense)	3,867	161	(1,117)
Net (Loss) Income	$ (6,457)	$ (231)	$ 1,651
Net (Loss) Income Attributable to Common Stockholders:			
Basic	$ (6,457)	$ (231)	$ 1,513
Diluted	$ (6,457)	$ (231)	$ 1,651
Net (Loss) Income Per Share:			
Basic	$ (0.72)	$ (0.03)	$ 0.26
Diluted	$ (0.72)	$ (0.03)	$ 0.20
Shares Used in Calculating Net (Loss) Income Per Share:			
Basic	8,920	8,883	5,741
Diluted	8,920	8,883	8,094

See Notes to Consolidated Financial Statements

Rubio's Restaurants, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands, except number of shares)

	Convertible Preferred Stock Series A		Common Stock							
	Shares	Amount	Shares	Amount	Paid-In Capital	Deferred Compen-sation	Accumulated Other Compre-hensive Income	Retained Earnings (Accumu-lated Deficit)	Total Stock-holders' Equity	Total Compre-hensive Income (Loss)
Balance, December 28, 1998	1,924,747	$ 2	1,048,600	$ 1	$ —	$ 23	$ 44	$ 126	$ 196	
Exercise of common stock options			33,987		53				53	
Deferred compensation – common stock options						65			65	
Accretion of redemption – preferred stock								(138)	(138)	
Series A preferred stock converted to common stock	(1,924,747)	(2)	1,924,747	2					—	
Series B preferred stock converted to common stock			1,092,007	1	3,432				3,433	
Series C preferred stock converted to common stock			793,640	1	4,258				4,259	
Series D preferred stock converted to common stock			1,452,491	2	10,140				10,142	
Initial public offering – net of $2,636 in offering costs			2,486,748	2	23,474				23,476	
Exercise of warrants			39,555							
Net income								1,651	1,651	$ 1,651
Other comprehensive income:										
Net unrealized loss on available-for-sale investments, net of $10 tax credit							(15)		(15)	(15)
Total comprehensive income										$ 1,636
Balance, December 26, 1999	—	—	8,871,775	9	41,357	88	29	1,639	43,122	
Exercise of common stock options			22,665		37				37	
Deferred compensation – common stock options						49			49	
Net loss								(231)	(231)	$ (231)
Other comprehensive income:										
Net unrealized loss on available-for-sale investments, net of $14 tax credit							(21)		(21)	(21)
Total comprehensive loss										$ (252)
Balance, December 31, 2000	—	—	8,894,440	9	41,394	137	8	1,408	42,956	
Exercise of common stock options			28,346		47				47	
Deferred compensation – common stock options						80			80	
Net loss								(6,457)	(6,457)	$ (6,457)
Other comprehensive income:										
Net unrealized loss on available-for-sale investments, net of $1 tax credit							(2)		(2)	(2)
Total comprehensive loss										$ (6,459)
Balance, December 30, 2001	—	$ —	8,922,786	$ 9	$ 41,441	$ 217	$ 6	$ (5,049)	$ 36,624	

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 30, 2001	Years Ended December 31, 2000	Years Ended December 26, 1999
Operating Activities:			
Net (loss) income	$ (6,457)	$ (231)	$ 1,651
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	5,124	4,296	2,993
Deferred compensation	80	49	65
Asset impairment	6,629	2,237	—
Loss on disposal/sale of property	102	27	4
Changes in assets and liabilities:			
Income taxes receivable	(510)	(73)	(221)
Other receivables	465	(559)	(409)
Inventory	567	(1,402)	(258)
Prepaid expenses	(155)	(18)	(267)
Deferred income taxes	(3,269)	(540)	110
Other assets	73	13	(92)
Accounts payable	(1,323)	1,093	292
Accrued expenses and other liabilities	275	787	422
Store closure reserve	4,477	—	—
Deferred rent	90	409	304
Deferred franchise revenue	(13)	100	—
Cash provided by operating activities	6,155	6,188	4,594
Investing Activities:			
Purchase of property	(10,504)	(16,554)	(13,813)
Proceeds from sale of property	655	—	26
Purchases of investments	(13,045)	(27,163)	(112,436)
Sales and maturities of investments	19,091	35,346	102,629
Cash used in investing activities	(3,803)	(8,371)	(23,594)
Financing Activities:			
Principal payments on long-term debt	—	—	(1,856)
Proceeds from borrowings on line of credit	1,000	—	1,000
Payments on line of credit	—	—	(1,000)
Initial public offering-net of $2,636 in offering costs	—	—	23,476
Proceeds from exercise of common stock options	47	37	53
Other	—	(2)	—
Cash provided by financing activities	1,047	35	21,673
Increase (Decrease) in Cash and Cash Equivalents	3,399	(2,148)	2,673
Cash and Cash Equivalents at Beginning of Year	1,311	3,459	786
Cash and Cash Equivalents at End of Year	$ 4,710	$ 1,311	$ 3,459
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 16	$ —	$ 166
Cash paid for income taxes – net	$ 251	$ 439	$ 1,202

See Notes to Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — Rubio's Restaurants, Inc. was incorporated in California in 1985 and reincorporated in Delaware in 1997. Rubio's Restaurants, Inc. has a wholly-owned subsidiary, Rubio's Restaurants of Nevada, Inc. (collectively, the "Company"). As of December 30, 2001, the Company owns and operates a chain of 134 restaurants, three concessions and two franchise locations, in California, Arizona, Nevada, Colorado and Utah.

The Company's 134 restaurants are located more specifically as follows: 58 in the greater Los Angeles, California area, 37 in San Diego, California, 21 in Arizona, four in Colorado, four in Las Vegas, Nevada, four in Sacramento, California, four in San Francisco, California and two in Utah. The Company is planning to franchise the 14 open stores in Colorado, Utah, Nevada and Tucson, Arizona.

Principles of Consolidation — The consolidated financial statements include the accounts of Rubio's Restaurants, Inc. and its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year — The Company operates and reports on a 52-53 week fiscal year ending on the Sunday closest to December 31. Fiscal years 2001 and 1999, which ended on December 30, 2001 and December 26, 1999, respectively, included 52 weeks. Fiscal year 2000, which ended on December 31, 2000, included 53 weeks.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates.

Cash Equivalents — Cash equivalents consist of money market instruments purchased with an original maturity of three months or less.

Investments — The Company's investments are composed primarily of tax-free municipals, corporate bonds, municipal bonds and mortgage and asset-backed securities and commercial paper. While it is the Company's general intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. Therefore, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments are classified as available-for-sale based upon the Company's intent, and are accounted for at fair market value. The fair market value of such investments is determined based on quoted market prices at year end. Unrealized gains and losses on these investments are included as accumulated other comprehensive income in the consolidated statements of stockholders' equity and comprehensive income (loss). Realized gains and losses on investments sold are determined based on the specific identification method and are included in interest and investment income. Short-term investments are investments with original maturities of greater than three months and remaining maturities of less than one year, or investments that are reasonably expected to be realized in cash or consumed in operations over the next year. As of December 30, 2001, investments considered as long term are comprised of $173,000 in tax-free municipals maturing in June 2003, a $103,000 corporate bond that matures January 2003 and a $91,000 mortgage and asset-backed security that matures in July 2003.

Gross unrealized losses on available-for-sale investments for the years ended December 30, 2001, December 31, 2000 and December 26, 1999 were $3,398, $35,402 and $24,878, respectively. Realized gains on sales of investments for the year ended December 30, 2001 were $6,398. Realized losses on sales of investments for the years ended December 31, 2000 and December 26, 1999 were $84,650 and $26,886, respectively. As of December 30, 2001 and December 31, 2000, the fair market value of the Company's investments was not significantly different from the amortized cost.

Inventory — Inventory consists of food, beverage, paper and restaurant supplies and is stated at the lower of cost (first-in, first-out method) or market value.

Property — Property is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is less. The Company capitalizes costs related to construction of new leased restaurant facilities. The lives for equipment are 3–7 years and for building and leasehold improvements, 5–20 years.

Asset Impairment and Store Closure Expense — The Company periodically assesses its ability to recover the carrying value of its long-lived assets. If the Company concludes that the carrying value will not be recovered based on expected future cash flows, an impairment write-down is recorded to reduce the asset to its estimated fair value. Impairment is reviewed at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. In the Company's circumstances, such analysis is performed on an individual restaurant basis. The impairment charge is the difference between the carrying value and the estimated fair value of the assets (for assets to be held and used) and fair value less cost to sell (for assets to be disposed of).

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company makes decisions to close stores based on their cash flows and anticipated future profitability. The Company records losses associated with the closure of restaurants in the same quarter that the decision to close these restaurants is made. These store closure charges primarily represent a liability for the future lease obligations after the expected closure dates, net of estimated sublease income, if any.

Deferred Rent — Rent expense on operating leases with scheduled or minimum rent increases is expensed on the straight-line basis over the lease terms. Deferred rent represents the excess of rent charged to expense over rent payable under the lease agreement.

Financial Instruments — The carrying amounts and estimated fair value of the Company's financial instruments are as follows:

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments.

The carrying amount of the Company's line of credit is estimated to approximate fair value as the actual interest rate is consistent with the rate estimated to be currently available for debt of similar term and remaining maturity.

Revenue Recognition — Revenue recognition consists of the following:

Restaurant sales: Revenues from the operation of Company-owned restaurants are recognized when sales occur. Franchise revenue: Franchise revenue is comprised of 1) area development fees, 2) new store opening fees, 3) royalties and 4) information technology help desk fees. All fees received from franchised operations are included in revenue as earned. Area development fees are recognized as revenue on the occurrence of certain deliverables: 1) 50% at the time an initial comprehensive analysis of the entire market is delivered to the franchisee and 2) 50% ratably recognized as an updated analysis per restaurant site is delivered. New store opening fees are recognized as revenue in the month a franchisee location opens. Royalties from franchised restaurants are recorded in revenue as earned. Information technology help desk fees are collected annually and are recorded ratably into revenue.

Store Pre-Opening Expenses — Costs incurred in connection with the training of personnel and promotion of new store openings are expensed as incurred.

Advertising — Advertising costs incurred to produce media advertising for new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Advertising costs included in restaurant labor, occupancy and other expenses totaled $4.4 million, $3.2 million and $2.1 million for fiscal years 2001, 2000 and 1999, respectively.

Income Taxes — The provision for income taxes is based on income (loss) reported in the financial statements. Deferred income taxes are provided to reflect temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes, as well as the effects of income tax credits.

Stock-Based Compensation — The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Deferred charges for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest and are included in deferred compensation in the financial statements.

Concentration of Credit Risk — The Company invests its excess cash in money market accounts and debt securities. The Company has not experienced any material losses on its cash accounts or other investments.

Earnings Per Share — Basic earnings per share is computed by dividing net income or loss attributable to common stockholders by the weighted average of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted earnings per share computation are excluded when their effect would be antidilutive.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation. Specifically, the Company has reclassified approximately $441,000 and $213,000 of expenses attributable to credit card processing costs from general and administrative expenses to restaurant labor, occupancy and other for fiscal year 2000 and fiscal year 1999, respectively, to conform to the fiscal year 2001 presentation. The Company also reclassified $110,000 and $109,000 of licensing revenue for fiscal year 2000 and fiscal year 1999, respectively, from restaurant sales to franchise and licensing revenue to conform to the fiscal year 2001 presentation.

Recent Accounting Pronouncements — In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not determined the impact that this statement will have on its financial statements.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company believes the initial adoption of SFAS No. 142 will have no effect on its financial statements.

Also in June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations." SFAS No. 141 allows only the purchase method of accounting to be used for business combinations that occur after June 30, 2001. At present, the Company has not entered into any business combinations and therefore, the adoption of SFAS No. 141 will have no effect on the Company's financial statements.

2 BALANCE SHEET DETAILS as of December 30, 2001 and December 31, 2000, respectively (in thousands):

	2001	2000
Other Receivables:		
Tenant improvement receivables	$ 274	$ 604
Other	399	534
Total	$ 673	$ 1,138
Investments:		
Tax-free municipals	$ 900	$ 254
Corporate bonds	505	5,403
Municipal bonds	173	350
Mortgage and asset-backed securities	91	1,211
Commercial paper	—	499
	1,669	7,717
Less: current portion	(1,302)	(6,809)
Non-current	$ 367	$ 908
Property – at cost:		
Building and leasehold improvements	$ 26,643	$ 24,843
Equipment and furniture	23,586	23,862
Construction in process and related costs	885	1,545
	51,114	50,250
Less: accumulated depreciation and amortization	(15,203)	(12,333)
Total	$ 35,911	$ 37,917
Accrued Expenses and Other Liabilities:		
Compensation	$ 1,178	$ 992
Sales taxes	807	877
Vacation pay	585	445
Other	1,064	1,045
Total	$ 3,634	$ 3,359

3 ASSET IMPAIRMENT AND STORE CLOSURE RESERVE

The Company reviews the performance of company-operated stores under the criteria described in Note 1. As a result of this review, in fiscal 2001 and 2000, the Company recorded an impairment charge for certain under-performing company-operated stores. The impairment for fiscal 2001 and 2000 consisted of the following (in thousands):

	2001	2000
Impairment on stores to be franchised	$ 3,305	$ —
Impairment on stores closed in 2001	1,857	1,749
Impairment on stores that will continue to be operated	843	172
Impairment on stores to be closed	624	316
Total impairment charge	$ 6,629	$ 2,237

The impairment charge in 2000 related to eight stores; five of which had additional impairment in fiscal 2001. Six of the eight stores were closed on October 30, 2001, as indicated in the following paragraph. The Company currently plans on operating one of the eight stores through the end of its lease term and the other location is intended to be franchised.

On October 30, 2001, the Company closed 11 locations: five in Colorado, four in Utah, one in Sacramento, California and one in Las Vegas, Nevada. Impairment losses for these locations totaled $1.9 million and $1.7 million in fiscal 2001 and fiscal 2000, respectively. On February 8, 2002, the Company closed an impaired location in Phoenix, Arizona.

In addition to the $6.6 million impairment charge recorded in fiscal 2001, the Company recorded a charge of $4.8 million related to store closures, consisting primarily of future lease obligations on these closed stores (net of estimated sublease income, if any), severance and other related charges. In accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," these charges were recognized as a liability when management committed to its store closure plan during the fourth quarter of 2001. Total charges recorded in fiscal 2001 related to impairment and store closures were $11.4 million.

The components of the store closure reserve in fiscal 2001 were as follows (in thousands):

	2001 Original Reserve	Usage	2001 Ending Reserve Balance
Reserve for stores closed in 2001	$ 3,171	$ (371)	$ 2,800
Reserve for stores to be closed	1,150	—	1,150
Severance related to closed stores	322	(202)	120
Other (Usage includes $294,000 in credits for deferred rent)	157	250	407
Total store closure reserve	$ 4,800	$ (323)	4,477
Less: current portion			(1,496)
Non-current			$ 2,981

The Company terminated 191 hourly and 16 salaried employees in connection with the store closures in fiscal 2001, and anticipates terminating approximately 60 employees in connection with additional store closures in fiscal year 2002. For the 11 stores that were closed, revenues were $4.2 million and operating losses were $0.9 million during fiscal year 2001 through the date the stores were closed.

4 CREDIT FACILITIES

Revolving Line of Credit — As of December 30, 2001, the Company had available $10.4 million of a total $12.0 million revolving line of credit with a maturity date of July 2004. The credit line bears interest based on certain leverage ratios and ranges from the lower of a bank reference rate plus 1%–2%, or an adjusted London Interbank Offered Rate plus 2.5%–3.5%, per annum (6.22% as of December 30, 2001). The Company pays a commitment fee on the unused portion of the line of credit. As of December 30, 2001, the Company has borrowings of $1.0 million on the line of credit and $0.6 million assigned to a standby letter of credit related to the Company's workers' compensation insurance policy, that matures in October 2002. There were no borrowings outstanding as of December 31, 2000.

4 CREDIT FACILITIES (continued)

The credit facility contains various covenants including a minimum EBITDA, a fixed charge coverage ratio, a minimum interest coverage ratio, a maximum total leverage ratio, and places certain restrictions on fixed asset purchases. The revolving line of credit restricts the payment of cash dividends and other stock redemptions or repurchases. The Company's assets collateralize borrowings under the revolving line of credit. The Company was not in compliance with respect to one covenant of the credit agreement as of December 30, 2001. An amendment to the credit agreement was signed on March 13, 2002 retroactive to December 30, 2001. The amendment provided for the Company to be in compliance with all covenants of the credit agreement as of December 30, 2001.

5 COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases restaurant and office facilities, vehicles, and office equipment under various operating leases expiring through 2016. The leases generally provide renewal options from three to ten years. Certain leases are subject to scheduled annual increases or minimum annual increases based upon the consumer price index, not to exceed specific maximum amounts. Certain leases require contingent percentage rents based upon sales, and other leases pass through common area charges to the Company. Rental expense under these operating leases was $12.1 million, $7.8 million and $5.4 million for fiscal years 2001, 2000 and 1999, respectively. Contingent percentage rent based on sales included in rental expense was $320,269, $273,399 and $195,102 for fiscal years 2001, 2000 and 1999, respectively.

Future minimum annual lease commitments, including obligations for closed stores, as of December 30, 2001, are as follows (in thousands):

Fiscal Year	
2002	$ 10,297
2003	10,560
2004	10,545
2005	10,392
2006	9,636
Thereafter	30,439
	$ 81,869

Litigation — On June 28, 2001, a class action complaint was filed against the Company in Orange County, California Superior Court by a former employee, who worked in the position of general manager, a position that the Company classifies as exempt. The former employee purports to represent a class of former and current employees who are similarly situated. This matter involves the issue of whether certain employees and former employees in the assistant and general manager positions who worked in the California restaurants were misclassified as exempt and deprived of overtime pay. In addition to unpaid overtime, the former employee seeks to recover waiting time penalties, interest, attorneys' fees, and other types of relief on behalf of the current and former employees he purports to represent.

The Company believes the case is without merit and intends to vigorously defend the claims related to this matter. The case is in the early stages of discovery and no date has been set for the class certification motion. The Company is presently unable to predict the probable outcome of this matter and the amount of damages at issue is also unknown at this time.

A second similar class action complaint was filed in Orange County, California Superior Court on behalf of another former employee on December 21, 2001. No discovery has yet been conducted. It is probable that this action will either be stayed pending the resolution of the previously described action or will be consolidated into the aforementioned action. The Company believes that the case is also without merit and intends to vigorously defend this lawsuit. The Company is presently unable to predict the probable outcome of this matter and the amount of damages at issue is also unknown at this time. The status of the class action certification is yet to be determined for both suits.

The Company is unaware of any other litigation that could have a material adverse effect on the Company's results of operations, financial position or business.

Employee Savings Plan — The Company has a defined contribution 401(k) plan. This plan allows eligible employees to contribute a percentage of their salary, subject to annual limits, to the plan. The Company matches 25% of each eligible employee's contributions up to 6% of gross salary. The Company's contributions vest over a five-year period. The Company contributed $59,644, $48,424 and $42,913 for fiscal years 2001, 2000 and 1999, respectively.

6 INCOME TAXES

The components of the income tax benefit (expense) for fiscal years 2001, 2000 and 1999 are as follows (in thousands):

	2001	2000	1999
Federal benefit (expense):			
Current	$ 509	$ (312)	$ (736)
Deferred	2,566	437	(134)
State benefit (expense):			
Current	89	(53)	(246)
Deferred	703	89	(1)
Total income tax benefit (expense)	$ 3,867	$ 161	$ (1,117)

The income tax benefit (expense) differs from the federal statutory rate bacause of the effect of the following items for fiscal years 2001, 2000 and 1999:

	2001	2000	1999
Statutory rate	34.0%	34.0%	(34.0)%
State income taxes, net of federal benefit	5.0	6.0	(5.9)
Non-deductible items	(1.7)	(2.6)	(.3)
Other	.2	3.7	(.1)
Effective tax benefit (expense) rate	37.5%	41.1%	(40.3)%

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes, as well as available tax credit carryforwards.

The tax effected temporary differences and credit carryforwards comprising the Company's deferred income taxes as of December 30, 2001 and December 31, 2000 are as follows (in thousands):

	2001	2000
Reserves currently not deductible	$ 2,121	$ 162
Deferred rent	814	650
Federal credits	663	216
Difference between book and tax basis of property	469	(58)
Net operating losses	364	—
State taxes	(307)	(67)
Deferred compensation	81	59
Unrealized gain on investments	(6)	(8)
Other	(67)	(91)
Net deferred income tax asset	$ 4,132	$ 863
Net current deferred income tax liability	$ (214)	$ (6)
Net non-current deferred income tax asset	$ 4,346	$ 869

As of December 30, 2001, the Company has federal and state net operating loss carryforwards available to offset future tax liabilities of approximately $623,000 and $1,729,000, respectively. These federal and state net operating loss carryforwards expire at various dates beginning in 2021 and 2006, respectively. The Company also has federal credit carryforwards available to offset future tax liabilities of approximately $663,000.

7 CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

Upon the Company's initial public offering in May 1999, Convertible Preferred Stock Series A (approximately 1.9 million shares) and all Redeemable Convertible Preferred Stock, Series B, C and D (approximately 3.4 million shares) were automatically converted into the Company's common stock. The conversion of the preferred stock was on a 1 for 1 basis. Upon conversion of the preferred stock, all preferred stock dividends and other rights previously assigned ceased.

8 STOCKHOLDERS' EQUITY

Initial Public Offering — The Company completed its initial public offering (the "Offering") on May 21, 1999. The Offering resulted in the issuance of 2,486,748 shares of the Company's common stock at $10.50 per share, resulting in net proceeds of approximately $23.5 million. In connection with the offering, 39,555 shares of common stock were issued upon the exercise of certain outstanding warrants.

Common Stock — Holders of common stock are entitled to one vote per share. The rights of the common stock are subject to prior rights of the preferred stock. There was no preferred stock outstanding at December 30, 2001 and December 31, 2000.

Debt Issue Costs — In connection with a revolving line of credit, the Company issued a warrant in May 1998 to purchase up to 45,000 shares of the Company's common stock (subject to adjustment under a formula defined in the warrant). The warrant is exercisable under certain specified conditions. The warrant term extends until the earlier of December 31, 2002 or the business day preceding an acquisition or sale of the Company. The exercise price is $7.19 per share. The fair value of the warrant upon date of issuance was not significant.

Stock Options and Purchase Plans

i) **1995 Stock Option/Stock Issuance Plan** — On May 30, 1996, the stockholders of the Company approved the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan"). The 1995 Plan superseded and incorporated all options outstanding under the 1993 Stock Option Plan. The 1995 Plan provided for the issuance of incentive and nonstatutory options and for the purchase of common stock for eligible individuals. The Board of Directors administered the 1995 Plan.

Each option granted under the 1995 Plan has a maximum term of either five or ten years (depending on stock ownership) and is subject to earlier termination in the event of the optionee's termination of service. The 1995 Plan was incorporated into the 1999 Stock Incentive Plan.

ii) **1998 Stock Option/Stock Issuance Plan** — On March 27, 1998, the stockholders of the Company approved the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"). The 1998 Plan provided for the issuance of incentive and nonstatutory options and for the purchase of common stock for eligible individuals. The Board of Directors administered the 1998 Plan. The stock issuable under the 1998 Plan is shares of authorized but unissued or reacquired stock.

Each option granted under the 1998 Plan has a maximum term of either five or ten years (depending on stock ownership) and is subject to earlier termination in the event of the optionee's termination of service. The 1998 Plan was incorporated into the 1999 Stock Incentive Plan.

iii) **1999 Stock Incentive Plan** — On March 18, 1999 and March 24, 1999, the Board of Directors and the stockholders, respectively, of the Company approved the 1999 Stock Incentive Plan (the "1999 Plan"). All outstanding options under the 1995 Stock Option/Stock Issuance Plan and the 1998 Stock Option/Stock Issuance Plan (collectively, the "predecessor plans") are incorporated into the 1999 Plan. No further grants will be made under the predecessor plans. Except as otherwise noted below, new grants made under the 1999 Plan have substantially the same terms as options previously granted under the predecessor plans.

The stock issuable under the 1999 Plan shall be shares of authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market. A total of 1,656,924 shares of common stock have been authorized for issuance under the 1999 Plan, which includes the shares subject to outstanding options under the predecessor plans. The number of shares of common stock reserved for issuance under the 1999 Plan will automatically increase on the first trading day in January each year. The increase will be equal to 3% of the total number of shares of common stock outstanding as of the last trading day in December of the preceding year, not to exceed 450,000 shares in any given year. In addition, no participant in the 1999 Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of common stock in the aggregate per calendar year. Each option shall have a maximum term of either five or ten years, depending on the related program, and is subject to earlier termination in the event of the optionee's termination of service.

8 STOCKHOLDERS' EQUITY (continued)

The 1999 Plan is divided into five separate components: (1) the discretionary option grant program, (2) the stock issuance program, (3) the salary investment option grant program, (4) the automatic option grant program, and (5) the director fee option grant program.

1) The discretionary option grant and 2) stock issuance programs provide for the issuance of incentive and nonstatutory options for eligible employees. The option exercise price per share is fixed by the 1999 Plan administrator in accordance with the following provisions: (1) the exercise price shall not be less than 100% of the fair market value per share of the common stock on the date of grant, and (2) if the person to whom the option is granted is a 10% stockholder, then the exercise price per share shall not be less than 110% of the fair market value per share of the common stock on the date of grant. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the 1999 Plan administrator as set forth in the related individual option agreements. The purchase price for stock issuances is determined by the 1999 Plan administrator and shall not be less than 100% of the fair market value of a share of common stock at the time of issuance.

3) The salary investment option grant program, if activated, would be available to executive officers and other highly compensated eligible employees. The participants may elect, prior to the start of a calendar year, to reduce their base salary by a specific dollar amount not less than $10,000 nor more than $50,000. The options will be exercisable at a price equal to one-third of the fair market value of the common stock at grant date. The options will vest monthly for one year and are subject to full and immediate vesting upon certain changes in ownership of the Company.

4) The automatic option grant program is available to non-employee board members. Eligible individuals will automatically receive an option grant for 25,000 shares on the date of joining the board providing that they have not been previously employed by the Company. In addition, at the date of each annual meeting of stockholders, each non-employee board member will automatically be granted an option to purchase 5,000 shares of common stock, provided that the individual has served on the board for at least six months. All grants under the automatic option grant program vest immediately upon issuance. The exercise price per share shall be equal to 100% of the fair market value of the common stock on the date of grant.

5) The director fee option grant program allows, if activated, for non-employee board members to apply any of their annual retainer fees to the acquisition of a special option grant. The options will be exercisable at a price equal to one-third of the fair market value of the common stock at the grant date. The options will vest monthly for one year and are subject to full and immediate vesting upon certain changes in ownership of the Company.

The board may amend or modify the 1999 Plan at any time, subject to any required stockholder approval. The 1999 Plan will terminate at the earliest of (1) March 17, 2009, (2) the date on which all shares available for issuance under our 1999 Plan have been issued as fully-vested shares or (3) the termination of all outstanding options in connection with certain ownership changes.

iv) **1999 Employee Stock Purchase Plan** — On March 18, 1999 and March 24, 1999, the Board of Directors and stockholders, respectively, approved the 1999 Employee Stock Purchase Plan ("ESPP"). The ESPP became effective upon the execution of the underwriting agreement and pricing of the common stock with respect to the Company's initial public offering. The ESPP allows eligible employees, as specified in the ESPP, to purchase shares of common stock in semi-annual intervals through payroll deductions under this plan. The accumulated payroll deductions will be applied to the purchase of shares on the employee's behalf at a price per share equal to 85% of the lower of (1) the fair market value of the Company's common stock at the date of entry into the current offering period or (2) the fair market value on the purchase date. An initial reserve of 200,000 shares of common stock has been authorized for issuance under the ESPP. The Board of Directors may alter, suspend or discontinue the ESPP. However, certain amendments to the ESPP may require stockholder approval. There was no activity under the ESPP during fiscal years 2001, 2000 and 1999.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock option plans. Under APB Opinion No. 25, the Company will record compensation expense resulting from the difference between the respective grant price per share and the estimated fair market value of the common stock at the date of grant.

Total deferred compensation for fiscal 1998 and 1999 grants less forfeitures is being recorded ratably over the vesting period of the respective options. The Company recorded $49,810, $49,488 and $64,532 of compensation expense associated with these option grants for fiscal years 2001, 2000 and 1999, respectively.

In October 2001, the Company granted common stock options for the purchase of 50,000 shares of common stock to a non-employee board member for consulting services. Total deferred compensation for the grant is being recorded ratably over the service period of the consulting agreement. The Company recorded $30,156 of compensation expense associated with this option grant during fiscal year 2001.

8 STOCKHOLDERS' EQUITY (continued)

The following is a summary of stock option activity for fiscal years 1999, 2000 and 2001:

	Shares		Weighted
	Options Available for Grant	Options Outstanding	Average Exercise Price Per Share
Balance at December 28, 1998	145,860	280,540	$ 1.96
Authorized	700,000	—	—
Granted	(405,950)	405,950	9.72
Exercised	—	(33,987)	1.57
Forfeited	61,215	(61,215)	5.77
Balance at December 26, 1999	501,125	591,288	6.77
Authorized	266,153	—	—
Granted	(699,620)	699,620	7.09
Exercised	—	(22,665)	1.68
Forfeited	229,009	(229,009)	7.61
Balance at December 31, 2000	296,667	1,039,234	6.91
Authorized	266,833	—	—
Granted	(519,916)	519,916	4.23
Exercised	—	(28,346)	1.66
Forfeited	203,470	(203,470)	6.64
Balance at December 30, 2001	247,054	1,327,334	6.02
Exercisable, December 26, 1999		178,702	4.09
Exercisable, December 31, 2000		318,536	5.91
Exercisable, December 30, 2001		574,173	6.22

The following table summarizes the impact on the Company's net (loss) income had compensation cost been determined based upon the fair value at the grant date for awards under the stock option plans consistent with the methodology prescribed under SFAS No. 123 (in thousands, except per share data):

	Fiscal Years		
	2001	2000	1999
Net (loss) income attributable to common stockholders:			
Basic	$ (6,457)	$ (231)	$ 1,513
Diluted	(6,457)	(231)	1,651
As adjusted under SFAS No. 123:			
Net (loss) income:			
Basic	$ (7,446)	$ (716)	$ 1,228
Diluted	(7,446)	(716)	1,366
Net (loss) income per share:			
Basic	$ (0.83)	$ (0.08)	$ 0.21
Diluted	(0.83)	(0.08)	0.17

The weighted average fair value at the date of grant for options granted during 2001, 2000 and 1999 was $2.93, $4.74 and $5.59 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Years		
	2001	2000	1999
Expected dividend	None	None	None
Expected stock price volatility	70%	80%	57%
Risk-free interest rate	4.0%	5.9%	5.1%
Expected lives of options	5 years	5 years	5 years

The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

8 STOCKHOLDERS' EQUITY (continued)

The following table summarizes information as of December 30, 2001 concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.00 – $ 2.00	130,640	5.03	$ 1.65	121,060	$ 1.63
$ 3.00 – $ 9.00	1,000,607	8.80	$ 5.78	327,276	$ 6.42
$10.00 – $10.00	190,827	7.40	$ 10.00	123,079	$ 10.00
$15.00 – $15.60	5,260	7.31	$ 15.21	2,758	$ 15.20
	1,327,334	8.22	$ 6.02	574,173	$ 6.22

9 EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share in accordance with SFAS No. 128 is as follows (in thousands, except per share data):

	Fiscal Years		
	2001	2000	1999
Numerator			
Basic:			
Net (loss) income	$(6,457)	$ (231)	$1,651
Accretion on redeemable convertible preferred stock	—	—	(138)
Net (loss) income attributable to common stockholders	$(6,457)	$ (231)	$1,513
Diluted:			
Reversal of accretion on redeemable convertible preferred stock	—	—	138
Net (loss) income attributable to common stockholders	$(6,457)	$ (231)	$1,651

	Fiscal Years		
	2001	2000	1999
Denominator			
Basic:			
Weighted average common shares outstanding	8,920	8,883	5,741
Diluted:			
Effect of dilutive securities:			
Common stock options	—	—	241
Conversion of convertible preferred stock	—	—	2,112
Total weighted average common and potential common shares outstanding	8,920	8,883	8,094
(Loss) income per share:			
Basic	$ (0.72)	$ (0.03)	$ 0.26
Diluted	$ (0.72)	$ (0.03)	$ 0.20

For fiscal year 2001, 2000 and 1999, the Company excluded the effect of 1,327,334, 1,039,234 and 359,450 common stock options, respectively, in the calculation of diluted earnings per share, as the affect would be antidilutive.

10 SEGMENT INFORMATION

The Company owns and operates high-quality, quick-service Mexican restaurants under the name "Rubio's Baja Grill," with restaurants primarily in California, Arizona, Nevada, Colorado and Utah. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company currently considers its business to consist of one reportable operating segment.

11 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized unaudited quarterly financial data (in thousands, except income per share) for fiscal years 2001 and 2000 was as follows:

	Fiscal Year 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 26,578	$ 28,912	$ 30,037	$ 27,412
Operating (loss) income	$ (357)	$ 1,283	$ (5,148)	$ (6,272)
Net (loss) income	$ (154)	$ 798	$ (3,077)	$ (4,024)
Basic net (loss) income per share	$ (0.02)	$ 0.09	$ (0.34)	$ (0.45)
Diluted net (loss) income per share	$ (0.02)	$ 0.09	$ (0.34)	$ (0.45)

	Fiscal Year 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 19,929	$ 23,462	$ 26,324	$ 26,018
Operating (loss) income	$ 249	$ 947	$ 1,061	$ (3,357)
Net income (loss)	$ 269	$ 701	$ 707	$ (1,908)
Basic net income (loss) per share	$ 0.03	$ 0.08	$ 0.08	$ (0.21)
Diluted net income (loss) per share	$ 0.03	$ 0.08	$ 0.08	$ (0.21)

The sum of the quarterly earnings per share amounts do not equal the annual amount as the calculations are performed individually each quarter.

Forward-Looking Statements

Some of the information in this annual report may contain projections or other forward-looking statements regarding future events of our future financial performance. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We refer you to the documents we file from time to time with the Securities and Exchange Commission, including our most recent Form 10-K for year ended December 30, 2001, and Forms 10-Q subsequently filed. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, factors impacting our revenues, our expectations regarding comparable sales growth and earnings, our ability to manage costs, expenses related to closed stores, our brand awareness and marketing initiatives, litigation costs, our ability to maintain existing restaurants and to open additional restaurants in the coming periods, fluctuations in the earnings growth on a quarterly basis, governmental actions regarding minimum wage, our ability to implement a franchise strategy, our ability to access capital markets, recruitment and retention of qualified personnel, food commodity prices, and competition. We undertake no obligation to update the statements made in this annual report as the facts change.

Dividend Policy

Since our initial public offering in May 1999, we have not declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Board of Directors

Ralph Rubio,
Chairman, Rubio's Restaurants, Inc.

Kyle Anderson,
Managing Member, Rosewood Venture Group
(Investment Management)

Timothy Ryan,
Former President/CEO, Diedrich Coffee, Inc.
(Coffee Company)

Craig Andrews,
Partner, Brobeck, Phleger and Harrison, LLP
(Law Firm)

Jack W. Goodall,
Former Chairman, Jack in the Box Inc.
(Restaurant)

Executive Management

Ralph Rubio,
President, Chief Executive Officer and Director

Joseph N. Stein,
Chief Strategic & Financial Officer

John Ramsay,
Vice President of Franchise

Ted Frumkin,
Vice President of Real Estate

Alison Glenn-Delaney,
Vice President of Marketing

Ira Fils,
Vice President of Finance

Legal Counsel

Brobeck, Phleger & Harrison, LLP
12390 El Camino Real, San Diego, California 92130
(858) 720-2500

Registrar and Transfer Agent

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200, Glendale, California 91204
(818) 502-1404

Independent Accountants

Deloitte & Touche LLP
701 "B" Street, Suite 1900
San Diego, California 92101
(619) 232-6500

Form 10-K

A copy of the Company's 2001 annual report on form 10-K is available without charge by writing to the Investor Relations department at the corporate office. Requests can also be sent via email to: IR@rubios.com. The Form 10-K can also be found on our website at www.rubios.com.

Franchise Information

Inquiries regarding franchise opportunities can be sent in writing to the Franchise Dept. at the corporate office. Requests can also be sent via e-mail to FranchiseDepartment@rubios.com.

Stock Trading Data

The Company's stock began trading on the NASDAQ National Market on May 21, 1999, under the symbol RUBO.

The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock for each quarter of our two most recent fiscal years, as regularly reported on the Nasdaq National Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
First Quarter 2000	$ 9.00	$ 6.28
Second Quarter 2000	$ 8.69	$ 6.13
Third Quarter 2000	$ 10.25	$ 5.81
Fourth Quarter 2000	$ 6.63	$ 2.56
First Quarter 2001	$ 4.75	$ 2.63
Second Quarter 2001	$ 5.70	$ 3.25
Third Quarter 2001	$ 5.15	$ 3.00
Fourth Quarter 2001	$ 3.49	$ 2.99

As of March 8, 2002, there were approximately 6,817 beneficial stockholders of our common stock, including 357 holders of record.

Inquiries

Correspondence regarding stock transfer requirements, address changes and lost certifications should be sent to the Transfer Agent. Other inquiries should be directed to Investor Relations at the corporate office.

Annual Meeting

June 5, 2002, 10:00 a.m.
Edwards Theatres
1180 West San Marcos Blvd.
San Marcos, California 92069

World Wide Web Address

www.rubios.com

Corporate, product, financial and stockholder information, including press releases and quarterly earning announcements are available at the Rubio's Restaurants, Inc. web site.

Corporate Office

Rubio's Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, California 92008
(760) 929-TACO (8226), Fax (760) 929-8203



Rubio's Baja Grill

Corporate Office
1902 Wright Place, Suite 300
Carlsbad, CA 92008
760/929-TACO